UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IGM Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449585108

(CUSIP Number)

Haldor Topsøe Holding A/S

Haldor Topsøes Allé 1

DK-2800

Kgs. Lyngby

Denmark

+45 4527 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Haldor Topsøe Holding A/S
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 12,670,402 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 12,670,402 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,670,402 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

(1)

The aggregate amount of shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by Haldor Topsøe Holding A/S (“HTH”) is comprised of (i) 10,400,564 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of non-voting common stock of the Issuer (the “Non-Voting Common Stock”) held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” means initially 4.99% of the Common Stock. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 25,482,636 shares of Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on December 9, 2020 in connection with the Issuer’s underwritten offering, plus (ii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Jakob Haldor Topsøe
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 66,992 (1)
	(8)	SHARED VOTING POWER 12,670,402 (1)
	(9)	SOLE DISPOSITIVE POWER 66,992 (1)
	(10)	SHARED DISPOSITIVE POWER 12,670,402 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,737,394 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.9% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Jakob Haldor Topsøe is comprised of (A) 54,949 shares of Common Stock held directly by Jakob Haldor Topsøe, (B) 12,043 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof held by Jakob Haldor Topsøe, and (C) (i) 10,400,564 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of Non-Voting Common Stock held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 25,482,636 shares of Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on December 9, 2020 in connection with the Issuer’s underwritten offering, plus (ii) 12,043 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof held by Jakob Haldor Topsøe and (iii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Christina Teng Topsøe
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 47,489 (1)
	(8)	SHARED VOTING POWER 12,670,402 (1)
	(9)	SOLE DISPOSITIVE POWER 47,489 (1)
	(10)	SHARED DISPOSITIVE POWER 12,670,402 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,717,891 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Christina Teng Topsøe is comprised of (A) 35,446 shares of Common Stock held directly by Christina Teng Topsøe, (B) 12,043 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof held by Christina Teng Topsøe, and (C) (i) 10,400,564 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of Non-Voting Common Stock held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 25,482,636 shares of Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on December 9, 2020 in connection with the Issuer’s underwritten offering, plus (ii) 12,043 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof held by Christina Teng Topsøe, and (iii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Anne Haugwitz-Hardenberg-Reventlow
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,000 (1)
	(8)	SHARED VOTING POWER 12,670,846 (1)
	(9)	SOLE DISPOSITIVE POWER 1,000 (1)
	(10)	SHARED DISPOSITIVE POWER 12,670,846 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,671,846 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Anne Haugwitz-Hardenberg-Reventlow is comprised of (A) 1,000 shares of Common Stock held directly by Anne Haugwitz-Hardenberg-Reventlow, (B) 444 shares of Common Stock held directly by Anne Haugwitz-Hardenberg-Reventlow’s spouse, and (C) (i) 10,400,564 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of Non-Voting Common Stock held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 25,482,636 shares of Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on December 9, 2020 in connection with the Issuer’s underwritten offering, plus (ii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Emil Øigaard
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 34,375 (1)
	(8)	SHARED VOTING POWER 12,673,402 (1)
	(9)	SOLE DISPOSITIVE POWER 34,375 (1)
	(10)	SHARED DISPOSITIVE POWER 12,673,402 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,707,777 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Emil Øigaard is comprised of (A) 34,375 shares of Common Stock held directly by Emil Øigaard, (B) 3,000 shares of Common Stock held directly by Emil Øigaard’s spouse, and (C) (i) 10,400,564 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of Non-Voting Common Stock held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 25,482,636 shares of Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on December 9, 2020 in connection with the Issuer’s underwritten offering, plus (ii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the information provided in the previously filed Statement on Schedule 13D filed with the Securities and Exchange Commission on September 20, 2019, as amended to date (the “Schedule 13D”), jointly on behalf of Haldor Topsøe Holding A/S (“HTH”), Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard (each a “Reporting Person” and collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain unchanged in all material respects and in full force and effect. Capitalized terms used but not defined herein have the meaning ascribed to such term in the Schedule 13D, as amended. References to the following individual listed in the previously filed Schedule 13D are hereby deleted: Martin Topsoe, a former member of the board of directors of HTH.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

(a), (b), (c) and (f)

This Statement is being filed jointly on behalf of HTH, a Danish stock-based corporation whose principal business, through its subsidiary operating companies, is catalysis and chemical processing, Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard. The business address and principal office of each Reporting Person is Haldor Topsøes Allé, 1 DK-2800, Kgs. Lyngby, Denmark.

Attached as Annex 1 is a chart setting forth, with respect to each executive officer and director of the HTH, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

The funds used by HTH to acquire beneficial ownership of the Issuer’s Common Stock were furnished from its working capital funds and contributions. Such working capital and contributions were primarily funded through borrowings under a line of credit with Nykredit in the normal course of business.

The funds used by each of Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard to acquire beneficial ownership of the Issuer’s Common Stock were furnished from personal funds.

On each of April 1, 2020, July 1, 2020 and October 1, 2020, the Issuer’s board of directors granted 178 restricted stock units to Jakob Haldor Topsøe and 357 restricted stock units to Christina Teng Topsøe, in each case reflecting payment of a quarterly retainer in the Issuer’s Common Stock in connection with such Reporting Person’s service as a member of the Issuer’s board of directors and pursuant to the Issuer’s Outside Director Compensation Policy.

Jakob Haldor Topsøe and Christina Teng Topsøe each hold an option to purchase 12,100 shares of the Issuer’s Common Stock and an option to purchase 10,000 shares of the Issuer’s Common Stock, with each such option granted by the Issuer’s board of directors pursuant to the Issuer’s Amended and Restated 2018 Omnibus Incentive Plan.

On December 11, 2020, the Issuer closed an underwritten public offering (the “Offering”) of (i) 887,891 shares of the Issuer’s Common Stock at a price to the public of $90.00 per share and (ii) pre-funded warrants to purchase 1,334,332 shares of the Issuer’s Common Stock, with an exercise price of $0.01 per share, at a price to the public of $89.99 per share. 111,111 shares of Common Stock held by HTH were purchased in connection with the Offering at the price to the public of $90.00 per share.

This Item 3 does not include the source and amount of funds with respect to (i) 1,000 shares of Common Stock held directly by Anne Haugwitz-Hardenberg-Reventlow and over which Anne Haugwitz-Hardenberg-Reventlow has sole voting and dispositive power, (ii) 444 shares of Common Stock held directly by Anne Haugwitz-Hardenberg-Reventlow’s spouse and over which Anne Haugwitz-Hardenberg-Reventlow has shared voting and dispositive power, or (iii) 3,000 shares of Common Stock held directly by Emil Øigaard’s spouse and over which Emil Øigaard has shared voting and dispositive power.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have acquired shares of Common Stock for investment purposes, as described in Item 3 of this Statement.

Subject to the factors discussed below, the Reporting Persons may purchase additional shares of Common Stock, or rights to purchase shares of Common Stock, through open market or privately negotiated transactions (including through the conversion of shares of the Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Persons), or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. The Reporting Persons intend to review on a continuing basis various factors relating to its investment in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons’s general investment and trading policies, market conditions or other factors. The Reporting Persons have not yet determined which of the courses of actions specified in this paragraph it may ultimately take.

Except as set forth herein, the Reporting Persons (in their capacity as stockholders of the Issuer) have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix); provided that the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described in clauses above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

The following disclosure assumes that there are 25,482,636 shares of Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on December 9, 2020 in connection with the Offering, and 2,269,838 shares of Non-Voting Common Stock held by the Reporting Persons that may be converted into shares of Common Stock at the election of the Reporting Persons.

Haldor Topsøe Holding A/S:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 12,670,402

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 12,670,402

(5) Percent of Class: 45.7%

Jakob Haldor Topsøe:

(1) Sole Voting Power: 66,992

(2) Shared Voting Power: 12,670,402

(3) Sole Dispositive Power: 66,992

(4) Shared Dispositive Power: 12,670,402

(5) Percent of Class: 45.9%

Christina Teng Topsøe:

(1) Sole Voting Power: 47,489

(2) Shared Voting Power: 12,670,402

(3) Sole Dispositive Power: 47,489

(4) Shared Dispositive Power: 12,670,402

(5) Percent of Class: 45.8%

Anne Haugwitz-Hardenberg-Reventlow:

(1) Sole Voting Power: 1,000

(2) Shared Voting Power: 12,670,846

(3) Sole Dispositive Power: 1,000

(4) Shared Dispositive Power: 12,670,846

(5) Percent of Class: 45.7%

Emil Øigaard:

(1) Sole Voting Power: 34,375

(2) Shared Voting Power: 12,673,402

(3) Sole Dispositive Power: 34,375

(4) Shared Dispositive Power: 12,673,402

(5) Percent of Class: 45.8%

Except as set forth in this Item 5, none of the Reporting Persons, nor any other person controlling the Reporting Persons nor, to the best of the Reporting Persons’s knowledge, any person named on Annex 1, beneficially owns any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

Registration Rights Agreement

On December 7, 2020, HTH entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. Under the Registration Rights Agreement, the Issuer agreed that HTH has the right to demand that the Issuer file a registration statement or request that its shares of capital stock be covered by a registration statement that the Issuer is otherwise filing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Registration Rights Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of December 16, 2020, between Haldor Topsøe Holding A/S, Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow and Emil Øigaard.

Exhibit 99.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39045) filed on December 7, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2020

HALDOR TOPSØE HOLDING A/S

By:	/s/ Henrik Gaarn Bak
Name: Henrik Gaarn Bak
Title: Managing Director

JAKOB HALDOR TOPSØE

By:	/s/ Jakob Haldor Topsøe
Name: Jakob Haldor Topsøe

CHRISTINA TENG TOPSØE

By:	/s/ Christina Teng Topsøe
Name: Christina Teng Topsøe

ANNE HAUGWITZ-HARDENBERG-REVENTLOW

By:	/s/ Anne Haugwitz-Hardenberg-Reventlow
Name: Anne Haugwitz-Hardenberg-Reventlow

EMIL ØIGAARD

By:	/s/ Emil Øigaard
Name: Emil Øigaard

Annex 1

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of HTH. Unless otherwise indicated, each person identified below is employed by HTH. The principal address of HTH, and unless otherwise indicated below, the current business address for each individual listed below is Haldor Topsøe Allé, 1 DK-2800, Kgs. Lyngby, Denmark.

Name and Business Address	Position with the Reporting Corporation	Present Principal Occupation or Employment	Citizenship
Jakob Haldor Topsøe	Member of Board of Directors	Same	Denmark
Christina Teng Topsøe	Member of Board of Directors	Same	Denmark
Anne Haugwitz-Hardenberg-Reventlow	Member of Board of Directors	Same	Denmark
Emil Øigaard	Member of Board of Directors	Same	Denmark
Henrik Gaarn Bak	Managing Director	Same	Denmark